UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Legato Merger Corp. III
(Name of Issuer)

Ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G5451A 103

(CUSIP Number)

Eric Rosenfeld

Legato Merger Corp. III

777 Third Avenue, 37th Floor

New York, NY 10017

Tel: (212) 319-7676

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Eric Rosenfeld
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,854,275 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 1,854,275 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,854,275 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 25,799,375 ordinary shares outstanding, as indicated in the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on February 14, 2024.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Eric Rosenfeld, with respect to the ordinary shares, par value $0.0001 per share (“ordinary shares”), of Legato Merger Corp. III (the “Issuer”).

Item 1. Security and Issuer

Security:	Ordinary shares

Issuer:	Legato Merger Corp. III
777 Third Avenue, 37th Floor New York, New York 10017

Item 2. Identity and Background

(a) The reporting person is Eric Rosenfeld.

(b) Mr. Rosenfeld’s business address is 777 Third Avenue, 37th Floor, New York, New York 10017.

(c) Mr. Rosenfeld is the President and Chief Executive Officer of Crescendo Partners L.P. The principal business of Crescendo Partners L.P. is making investments. Mr. Rosenfeld also serves as the Chief SPAC Officer of the Issuer.

(d) During the past five years, Mr. Rosenfeld has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Rosenfeld has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rosenfeld is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used by Mr. Rosenfeld to acquire the securities reported on in this Schedule 13D was personal funds. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4. Purpose of the Transaction

In November 2023, in connection with the Issuer’s organization, the Issuer issued 5,031,250 ordinary shares to Mr. Rosenfeld for $25,000 in cash at a purchase price of approximately $0.005 per share. Mr. Rosenfeld subsequently transferred certain of such shares to the Issuer’s officers, directors and other individuals at the same price originally paid for such shares.

On February 8, 2024, in a private placement taking place simultaneously with the Issuer’s initial public offering (“IPO”), Mr. Rosenfeld purchased 16,250 units of the issuer (“Private Units”), each Private Unit consisting of one ordinary share and one-half of one warrant, each whole warrant to purchase one ordinary share for $11.50 per share. The Private Units were purchased at a price of $10.00 per Private Unit, for an aggregate purchase price of $162,500.

Mr. Rosenfeld made the acquisitions reported in this Schedule 13D as a founder of the Issuer and in support of the Issuer’s business plan. Mr. Rosenfeld may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, including as a result of ownership of the warrants referred to above. However, Mr. Rosenfeld does not have any other agreements to acquire additional ordinary shares at this time.

As a Chief SPAC Officer of the Issuer, Mr. Rosenfeld is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors. Additionally, as the Issuer’s business plan is to enter into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination (“Business Combination”), Mr. Rosenfeld, as Chief SPAC Officer, is actively involved in pursuing a suitable target for the Issuer’s Business Combination and will be actively involved in effecting any such Business Combination if the Issuer’s business plan is successful, which may also result in a change in the Issuer’s board of directors, corporate structure or charter.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, Mr. Rosenfeld does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of ordinary shares beneficially owned by Mr. Rosenfeld on the basis of a total of 25,799,375 ordinary shares of the Issuer outstanding as of February 8, 2024, are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	1,854,275	7.2%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	1,854,275	7.2%
ii.	Shared power to vote or to direct the vote:	0	0%
iii.	Sole power to dispose or to direct the disposition of:	1,854,275	7.2%
iv.	Shared power to dispose or to direct the disposition of:	0	0%

(c) Mr. Rosenfeld is the beneficial owner of an aggregate of 1,854,275 of the Issuer’s ordinary shares, or approximately 7.2% of the Issuer’s outstanding ordinary shares. Does not include 8,125 ordinary shares issuable upon exercise of warrants of the Issuer held by Mr. Rosenfeld.

(d) Not applicable.

(e) During the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference, Mr. Rosenfeld has not effected any transactions in the Issuer’s ordinary shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Rosenfeld is party to a Registration Rights Agreement, dated February 5, 2024, by and among the Issuer, the initial shareholders of the Issuer (including Mr. Rosenfeld) and certain other parties thereto (“Registration Rights Agreement”) and a Letter Agreement, dated February 5, 2024, by and among the Issuer, BTIG LLC and Mr. Rosenfeld (“Insider Letter Agreement”).

Pursuant to the Registration Rights Agreement, the initial shareholders, including Mr. Rosenfeld, and the other parties thereto are entitled to registration rights for the ordinary shares held by them immediately prior to the Issuer’s IPO (“Initial Shares”) and ordinary shares included and underlying the Private Units. The holders of a majority of these securities are entitled to make up to two demands that the Issuer register such securities. The holders of the majority of the Insider Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which certain transfer restrictions set forth in the Insider Letter Agreement cease. The holders of a majority of the Private Units (and underlying securities) can elect to exercise these registration rights at any time after the Issuer consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of the Issuer’s Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the Insider Letter Agreement, Mr. Rosenfeld agreed, among other things, to vote all shares owned by him, subject to applicable securities laws, in favor of a proposed Business Combination, not to sell or transfer his Insider Shares and Private Units, subject to certain exceptions, until certain periods of time set forth in the Insider Letter Agreement and that he would not seek redemption rights with respect to any Insider Shares or ordinary shares included or underlying the Private Units.

Item 7. Material to be Filed as Exhibits

1. Registration Rights Agreement, dated February 5, 2024, by and among the Issuer and the other parties thereto (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2024).

2. Letter Agreement, dated February 5, 2024, by and among the Issuer, BTIG LLC and Eric Rosenfeld (Incorporated by reference to Exhibit 10.1 to the Issuers Registration Statement on Form S-1 filed on December 7, 2023).

3. Subscription Agreement for Private Units (Incorporated by reference to Exhibit 10.5.1 to the Issuers Registration Statement on Form S-1 filed on December 7, 2023).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2024

	By:	/s/ Eric Rosenfeld
Eric Rosenfeld